Doodeo

Technology Entertainment Marketplace App Community

The LinkedIn for entertainers

DOODEO.COM LOS ANGELES



Alex
Jessica Johnson
Josh Dryer
Singer



On a mission to build the biggest entertainer's community. Allowing users to connect, collaborate, and find opportunities.

Rony Hage Founder and CEO @ Doodeo

Why you may want to support us...

1. Global market expected to reach a value of nearly $314.29 billion by 2022.
2. Advisors from Google, Amazon, Netflix, and Forbes Tech Council.
3. Recognized by Ludacris, Charlie Sheen, and Wilf Scolding from Game of Thrones.
4. USA Market size alone: $40.7B
5. USA yearly industry growth: 2.4% (That's almost $1B a year)

WE'VE RAISED $166,246 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Rony Hage

Founder and CEO

Over 10 years of experience in the media handling +$700M annual revenue. His passion to connect entertainers to opportunities drives Doodeo's mission.



Geraldo Pereira Junior

Head of Growth

Previously head of Growth at JivoChat in Brazil and took the app from 0 to $16M in yearly revenue in a short period.



Veronika Sabir-Idrissi

Marketing Manager

Marketing Ninja with a comprehensive professional background in marketing and advertising. Veronika's high creativity combined with her consumer marketing expertise makes her a lethal growth strategist.



Vijendra Kumar

Head of Engineering

Vijendra's vast startup expertise and passion for connecting people in digital spaces make him a master of social media tech.



Dr. Evan Luthra

Executive Advisor and Investor - Growth

Top 30 under 30 Entrepreneur at 24. Forbes tech council member at 25. 6 exits by the time he turned 25. Honorary Ph.D. in Blockchain. Featured speaker at Google, TedX, World Economic Forum, and many more.



Irene Chung

Executive Advisor - Technical and leadership

EX-GOOGLE and AMAZON. Irene has a vast experience in building teams to launch cool things that matter for Google, Netflix, Amazon, and IBM. Delivered conference talks from engineering excellence to design thinking.

Downloads

Doodeo Pitch Deck

There’s no LinkedIn for the diverse entertainers’ community, leaving a substantial void to be fulfilled

Entertainers are amongst earth’s mightiest storytellers, yet they don’t always get the chance to showcase their talent to those who are seeking it most. We all know someone artistic who can’t fully live their dream because they're simply not landing enough gigs, so they're forced to do work they don’t love to keep the lights on. On the other end, people are looking for remarkable entertainers to help them create lasting memories, but they sometimes don’t know where to start. Online directories lack transparency and clarity, leaving them to depend on less-preferred recommendations, even though the best person for their needs could be literally living next door.

Introducing to you, Doodeo, The LinkedIn for entertainers.


doodeo
Showcase your talent.
Make a name for yourself

⚙Re-inventing the wheel

Statistically, performing artists have the highest rate of self-employment among other professions, meaning they always have to look for jobs, which leaves them with not enough time to work on their talent or improve their skills.

This is where Doodeo comes in, providing all the benefits from networking, promotion possibilities, and opportunities. And as a result, enjoy more by actually doing the work they love.


$59.99
LinkedIn
5%
Gigsalad
OPPORTUNITIES
5%
Gigmasters
PROMOTING
NETWORKING
2.5 hours
Reddit
3 hours
Craigslist
to
NETWORKING
PROMOTING
OPPORTUNITIES

We don't rely on chance, we use AI.

Not only we allow clients looking for entertainers to post gigs on Doodeo, our AI regularly scrapes through the web to find gigs posted on many platforms globally and automatically makes them accessible on Doodeo. We are currently dealing with major classified websites, however, we are looking to scale our AI and target more websites once we receive further funding.



It's for all types of entertainers.


443 ARTISTIC
CATEGORIES
WISH IT. FIND IT.

⚡It's simple, but powerful.



Entertainers get more productive, more creative, and less stressful. By achieving this, we also get something in return: better quality performers at our events and superb talents booked for our projects.

Already recognized by Celebrities!

Thank you Ludacris, Charlie Sheen, and Wilf Scolding!

We are still amazed.



> *Ludacris: See post here*
> *Charlie Sheen: See post here*
> *Wilf Scolding: See video here*

111% average week-over-week new account growth.

Note: The video mentions 44% as it was produced in our early planning days of this campaign, however, this number excitingly grew to 111% today.


NEW ACCOUNT GROWTH
2100
2000
1900
1800
1700
1600
1500
1400
Apr 5 2020
Apr 19 2020
May 3 2020
May 17 2020
May 31 2020
Jun 14 2020
Jun 27 2020
Source: Google Analytics and Doodeo Admin panel

> *Doodeo is totally free and the above chart accounts for the Basic (free) members as we haven't launched our subscription model as our main focus was to grow the community first. Meanwhile, Doodeo Pro, our subscription, has been in extensive analysis and testing while taking into account common feature requests from our existing community. Now, we feel confident about our subsciprition value, and our next step is to launch it in November 2020 and allocate more resources to focus on this vertical and kick off it's growth. Have a look at our next section for more details on our Doodeo Pro subscription.*

More visibility, more gig notifications, and more functionalities with Doodeo Pro.


Pro user
benefits.
Basic
Free
3 images uploads per month
3 Video uploads per month
3 Audio uploads per month
Dashboard Basic stats
Send messages to 4 users per day
Up to 2 categories
10 gigs applications per month
Pro
$16.99
Unlimited image uploads
Unlimited video uploads
Unlimited audio uploads
Dashboard Pro stats
Send messages to unlimited number of users
15 categories
Apply to unlimited gigs
Feature one work
Highest visibility on Discover page
Choose your own profile URL
Recommended for Gigs
Email Gig alerts
Get Doodeo Pro Badge
Call To Action button

The pandemic.

Unfortunately - COVID blasted, separated people, and turned off the whole physical presence for gigs.
But...Live streaming grew by 34%. Opportunity? Yes. We started building a live streaming functionality to help our users make money from the comfort of their homes by giving our users 2 options: create a Public live stream session with a donation button or a private room protected by a password where our users can charge a private online group an hourly fee. (Will keep you updated as we progress)


Public
Donation
Private
Hourly fees

$40.7B market in the USA alone, and the global market expected to reach a value of nearly $314.29 billion by 2022.



Market share
No main shareholder
USA market size
$40.7B
Target market USA,
then Global at later stage
USA, yearly growth
industry 2.4%,
that's almost
USD 1B per year

Making money.

Disclaimer: These are forward-looking figures that cannot be guaranteed.



PRO MEMBERS
GIGS
LIVE STREAMING
ADS
$16.24/mo
Avg. subscription
$160
Avg. posted gig rate
$35.22M
Revenue
in 2024
$1.37M
Revenue
53.732
Monthly PRO Members
$8
Avg. Doodeo fees
$9.11M
ARR
in 2024
$1.52M
Revenue
TOTAL REVENUE
(PRO MEMBERS+GIGS+ADS+ LIVE STREAMING)
$47.22M
in 2024
doodeo

> *Paid monthly: $16.99/month. ➡ Paid yearly: $12.99/month*
> *18.7% pay yearly, hence avg. subscription per month is $16.24.*

A Glimpse of Doodeo's future.


VIRTUAL REALITY
Entertainers and fans gathering through VR
INSTRUCTORS PAGE
Teaching each other becomes easy
PATRONS
Funding tools for entertainers

> *Big financial opportunities here.*

Our aim is to become an entertainer's professional profile.


Emma Smith
Singer
facebook.com/emmasmith
instagram.com/emmasmith
youtube.com/emmasmith
doodeo.com/emmasmith

Finally, got 6 extra minutes? Let our Founder pitch it for you.


Wefunder video
from Doodeo
06:27
vimeo

So if you're looking for a rocket ship...

WORK	REST	WATCH	PASSION
LinkedIn	facebook	YouTube	doodeo
$29.5BN	$508BN	$75BN	Opportunity

Then we're the team to back.

✔Experienced founders with previous exits
✔Advisors that are ex-Google, Amazon, and Netflix.
✔Numerous revenue streams
✔Multi-billion dollar market opportunity

The opportunity to invest in Doodeo is now. We look forward to sharing our success with you.

Get in on the action today and **invest in the future of entertainers.**

Investor Q&A

– COLLAPSE ALL

What does your company do?

Doodeo is the Linkedin for entertainers where we allow our users to connect, collaborate, and find opportunities.

Where will your company be in 5 years?

We aspire to become the true LinkedIn for entertainers globally.

Why did you choose this idea?

On a mission to build the biggest entertainer's community. Allowing users to connect, collaborate, and find opportunities.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Competition grew, social media stars have grown already, and not giving way to newborn stars. No platform is offering a dedicated All in one home to entertainers, hence Doodeo was born, to highlight the fairly true talented artists and give them what they need to have a better tomorrow.

What is your proudest accomplishment?

There are two things that I am proud of in my business career. Initiating the first steps of officially starting a business. It is a lonely step and one which too many people delay indefinitely. Since launching Doodeo, I have been fortunate enough to be surrounded by a brilliant team, experienced mentors, and loyal friends. This brings me to the other accomplishment I take pride in; Never having to overcome a challenge or achieve a milestone alone.

How far along are you? What's your biggest obstacle?

We've launched our beta and are seeing impressive early traction. We're still testing our subscription model. Our biggest obstacle is juggling fundraising with building the product and acquiring customers. Once we finalize this fundraising round, we'll be heads down on acquisition (and we're excited to get there).

Who are your competitors? Who is the biggest threat?

Gigsalad offers gigs. LinkedIn provides connections. Youtube and Facebook provide content and virality.

We're the only platform aggregating all these functionalities under one roof; Allowing users to showcase their work, connect, collaborate, and find gigs.

The "All in one" solution sets us apart from the competition.

What do you understand that your competitors don't?

Let's face reality, tech giants do have more resources than any tech startup. However, it's not about what we understand and they don't, it's simply that our business model is different. Facebook was built to connect EVERYONE, YouTube for ANYONE to upload content and LinkedIn for ALL professionals. Talking about LinkedIn, being the closest to our model, are as well not positioned for entertainers with functionalities built just for these types of users. Doodeo was built from ground up for entertainers with functionalities tailor-made for such users. Our solution is backed up by a team and advisors with an extensive background in the startup and tech space, but most importantly, it's our dedication to change an entertainer's life is what keeps us awake.

How will you make money?

Advertising and Gig/Livestream % fees are obvious revenue streams.

Far closer to our hearts is our Doodeo Pro model - our subscription, premium tier for only $16.24/month on average.

We plan to create further revenue streams in the future, such as Patrons fees, instructors page fees, along with many other ideas in the pipeline. As you can see, Doodeo can become a hub for many revenue streams, and we will scale this as we grow.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our two key challenges are to ensure timely funding to meet Doodeo's growth needs and in securing fast revenue to achieve short-term cash flow break even. The company also needs to maintain a robust platform to stay ahead of the competition. Similar to all tech companies, finding and hiring key talent is critical.

What do you need the most help with?

National and International PR coverage of our new technology. Awareness is key.

What's your exit strategy?

We want to grow our business and make it great. We have a huge opportunity where we can grow rapidly. We are investing for the long term, but have a number of near term milestones that will show our growth and progress. When we get further along, we will consider M&A if it makes sense for our investors to drive a maximum return. However, we really want to build a great company for the long term and that will give us options in our exit strategy. Right now it is too early to tell, but we are addressing a massive market that is growing fast. We are solving a problem for our target customers, and it is extremely important and valuable to them. As we grow, it will be very difficult for our potential competitors to duplicate what we are doing, and it will be very strategic to the largest competitors in our space.

Why is it so difficult for artists and entertainers to find gigs?

Statistically, artists have the highest rate of self-employment among other professions, meaning they always have to look for jobs, which leaves them with not enough time to work on their talent or improve their skills. With Doodeo, they can benefit from all gig possibilities spread around online, and as a result, enjoy more by actually doing the work they love.

What are your short term and long term goals?

Short-term: create a more universally appealing and rewarding experience to support various entertainers types; third party integrations and widgets to help market profiles; develop a mobile app for interested parties to find, support, and contact their favorite entertainers.

Long-term: design a suite of specialized functionalities for any kind of entertainer to help them market themselves and generate a recurring income by the work they create (pay-per-views, crowdfunding, sponsorships, donations, fan support, etc)

Can I invest if I'm not in the U.S.?

Yes, absolutely!

Just be aware that you're subject to your own country's securities laws. Essentially, you can invest unless the law of your country prevents you from investing.

Also be aware that when you go to invest, the payment options on WeFunder look like they're only for US investors. Never fear! It's quite easy. To do a transfer from your bank to WeFunder, select the 'wire' option, and WeFunder will give you more instructions about how and where to send your money.